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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC
Mail Processing
Section

MAR 0 4 2014

Washington DC



14048144

SEC FILE NUMBER
8-65786

Information Required of Brokers and Dealers Pursuant to Section 17 of the

Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/13_____ AND ENDING _____12/31/13_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

CastleOak Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York   New York   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Ippolito   212-829-4788
                                                     (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

5 Times Square   New York   New York   10036-6530
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02).

AFFIRMATION

I, Philip J. Ippolito, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to CastleOak Securities, L.P. (the "Partnership"), as of December 31, 2013, are true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

CastleOak Securities, L.P.

Table of contents

This report ** contains (check all applicable boxes):   Page

☑ ☐(a) Facing Page
☑ ☐(b) An Oath or Affirmation.
☑ ☐(c) Report of Independent Registered Public Accounting Firm.   1
☑ ☐(d) Statement of Financial Condition.   3
☐ ☐(e) Statement of Operations.
☐ ☐(f) Statement of Cash Flows.
☐ ☐(g) Statement of Changes in Partners' Capital.
☐ ☐(h) Statement of Changes in Subordinated Borrowings.
☑ ☐(i) Notes to Statement of Financial Condition.   4
☐ ☐(j) Computation of Net Capital (Basic Method) for Brokers and Dealers Pursuant to Rule
       15c3-1 Under the Securities Exchange Act of 1934
☐ ☐(k) Statement Regarding Rule 15c3-3 Under the Securities Exchange Act of 1934
☐ ☐(l) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ ☐(m) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule
       15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ ☐(n) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect
       to methods of consolidation.
☐ ☐(o) A copy of the SIPC Supplemental Report.
☐ ☐(p) A report describing any material inadequacies found to exist or found to have existed since the date
       of the previous audit.
☐ ☐(q) Supplementary Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Partners of
CastleOak Securities, L.P.:

We have audited the accompanying statement of financial condition of CastleOak Securities, L.P. (the "Partnership") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1



Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CastleOak Securities, L.P. as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2014

CastleOak Securities, L.P.

Statement of Financial Condition

December 31, 2013
(In Thousands)

Assets

Cash	$	4,075
Receivables from related broker-dealers		4,254
Receivables from broker-dealers and clearing organizations		2,374
Receivables from partners		167
Receivables from related parties		24
Fixed assets, net		199
Other assets		303
Total assets	$	11,396

Liabilities, Subordinated Borrowings and Partners' Capital

Accounts payable and accrued liabilities	$	280
Payables to related parties		982
Accrued compensation		2,427
Total liabilities		3,689

Commitments and contingencies (Note 6)

Subordinated borrowings		3,000
Partners' capital:		
General partner		2,631
Limited partner		2,076
Total partners' capital		4,707
Total liabilities, subordinated borrowings and partners' capital	$	11,396

See notes to the statement of financial condition.

CastleOak Securities, L.P.

Notes to the Statement of Financial Condition

December 31, 2013
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business

CastleOak Securities, L.P. (the "Partnership"), is a limited partnership organized under the laws of the State of Delaware. The Partnership is a registered broker-dealer in securities. The Partnership is owned by CastleOak Management, LLC ("COM" – 55.9%), the general partner, and CastleOak Management Holdings, LLC ("COMH" – 44.1%), the limited partner. COMH is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP").

The Partnership engages primarily in institutional brokerage, specializing in capital markets issuance, underwriting group participation and private placement of securities, which are supported by a sales and trading team specializing in equity and fixed income products.

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Investment Banking Revenue, Net

Underwriting revenues are accrued when services for the transactions are substantially complete. Transaction-related expenses are deferred to match revenue recognition.

1. General and Summary of Significant Accounting Policies (continued)

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security, commodity, or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis.

Commissions

Commission revenues are derived from agency brokerage transactions, whereby the Partnership executes a customer transaction at the best available price in the over-the-counter ("OTC") and exchange markets. Commission revenues and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Receivables from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations represents fees receivable from investment banking activities and a margin clearing deposit of $250.

Receivables from Related Broker-Dealers

Receivables from related broker-dealers represents deposits held at Cantor Fitzgerald & Co. ("CF&Co").

Fixed Assets, Net

Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over their estimated economic useful lives, generally three to five years. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

CastleOak Securities, L.P.

Notes to the Statement of Financial Condition (continued)

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for under Financial Accounting Standards Board ("FASB") guidance, *Accounting for Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") for which it records an income tax provision.

2. Related Party Transactions

CF&Co provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, CF&Co collects the brokerage revenue and remits to the Partnership on a monthly basis. In addition, CF&Co charges fees on a per-ticket basis, dependent upon the product traded. CFLP provides the Partnership with administrative services, including network, data center, server administration support, and other technology services to the Partnership for which CFLP charges the Partnership based on the cost of providing these services. Such support includes utilization of fixed assets, accounting, operations, human resources, and legal services.

CastleOak Securities, L.P.

Notes to the Statement of Financial Condition (continued)

(In Thousands)

2. Related Party Transactions (continued)

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees receive forgivable loans. These employee loans are recorded at historical cost and are amortized using the straight-line method over the forgiveness period, which is generally two or three years.

Included in Receivables from partners are items related to taxes and interest paid on behalf of the partners.

3. Fixed Assets, Net

Fixed assets, net consisted of the following:

	December 31, 2013
Leasehold improvements	$ 213
Computer and communication equipment	137
Furniture, fixtures and fittings	12
	362
Less: accumulated depreciation and amortization	163
Fixed assets, net	$ 199

4. Income Taxes

As of December 31, 2013, the Partnership recorded a deferred tax liability of approximately $11, which consists primarily of book-tax differences related to forgivable loans. The Partnership had an effective tax rate different from the NYC UBT statutory rate of 4.0% due primarily to business income allocated to outside New York City and return-to-provision adjustments. The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2013. As of December 31, 2013, the Partnership did not accrue any interest or penalties. The Partnership is not presently under examination for United States federal, state, & local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2010 in all jurisdictions.

5. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintenance of minimum capital of $246 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Partnership had net capital of $6,326, which was $6,080 in excess of its required net capital.

6. Commitments and Contingent Liabilities

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2013, no such claims or actions have been brought against the Partnership.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage, trading, and underwriting services to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

Other Commitments

In the normal course of business, the Partnership enters into commitments for underwriting transactions. As of December 31, 2013, there were no outstanding commitments.

CastleOak Securities, L.P.

Notes to the Statement of Financial Condition (continued)

(In Thousands)

7. Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various brokerage activities, servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors.

A substantial portion of the Partnership's transactions are fully collateralized or are executed with, and on behalf of, institutional investors, including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate nonperformance by counterparties. The Partnership has a policy of periodically reviewing the credit standing of each counterparty with which it conducts business.

8. Subordinated Borrowings

The Partnership has a $10,000 subordinated revolving line of credit with CF&Co which is used to facilitate investment banking transactions. At December 31, 2013, $3,000 of subordinated borrowings were outstanding. The current rates of interest are 10% and 2.5% on outstanding and non-outstanding balances, respectively. The scheduled maturity date on the borrowing is February 28, 2016. This borrowing is subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority ("FINRA") and other regulators, and is included in the Partnership's calculation of net capital and the capital requirements of FINRA 4120.

9. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.